UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)

                               C-TEC Corporation
                               (Name of Issuer)

           Common Stock                       Class B Common Stock
          $1.00 Par Value                        $1.00 Par Value
                       (Title of Classes of Securities)

             126504109                              126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons' Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                September 5, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                               SCHEDULE 13D

CUSIP No.  126504109
           126504208

       1    NAME OF REPORTING PERSON

            Kiewit Telecom Holdings Inc.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            47-0761

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [X]

       3    SEC USE ONLY

       4    SOURCE OF FUNDS*

       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]
            N/A

       6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                               7   SOLE VOTING POWER
                                   11,226,262 Common Stock (see Item 5)
                                   2,094,223 Class B Common Stock (see Item 5)


                               8   SHARED VOTING POWER

                                   -0- (see Item 5)
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH     9   SOLE DISPOSITIVE POWER
   REPORTING PERSON WITH           11,226,262 Common Stock (see Item 5)
                                   2,094,223 Class B Common Stock (see Item 5)

                              10   SHARED DISPOSITIVE POWER

                                   -0-  (see Item 5)

      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,226,262 Common Stock (see Item 5)
            2,094,223 Class B Common Stock (see Item 5)

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                 [ ]

      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            48.44% of Common Stock;   48.60% of Class B Common Stock
            (see Item 5)

      14    TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



               The following information amends the Schedule 13D dated June 28, 1993 as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 2.  Identity and Background. The response set forth in
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "This statement is filed on behalf of Kiewit Telecom Holdings Inc., a Delaware corporation ("Kiewit Telecom" or "KTH"). Kiewit Telecom is a subsidiary of Kiewit Diversified Group Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons' Inc. ("PKS", and together with KDG and Kiewit Telecom, the "Kiewit Companies"). KDG and PKS are Delaware corporations. Kiewit Telecom was formerly known as RCN Corporation, and references in previous filings (other than Amendment No.
12) to "RCN" shall be construed as references to Kiewit Telecom.

               Kiewit Telecom was formed to invest in telecommunications businesses that primarily serve residential customers. Kiewit Telecom has no significant assets other than its investment in the Company. The address of the principal executive offices and principal business of Kiewit Telecom is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of Kiewit Telecom is set forth in Schedule A attached hereto, which is incorporated herein by reference.

               KDG is a holding company for subsidiaries engaged in the telecommunications, energy and mining businesses. The address of the principal executive offices and principal business of KDG is 1000 Kiewit Plaza, Omaha, NE 68131.

               KDG owns 90% of the common stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of the common stock of Kiewit Telecom.

               PKS is the ultimate parent of Kiewit Telecom and KDG. PKS is a holding company for subsidiaries engaged in the construction, mining, telecommunications and energy businesses. The address of the principal executive offices and principal business of PKS is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of PKS is set forth in Schedule B attached hereto, which is incorporated herein by reference.

               During the last five years, none of the Kiewit Companies nor, to the best knowledge of the Kiewit Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceding was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

               Item 4.  Purpose of Transaction.  The response set forth in
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On August 29, 1997, Kiewit Telecom converted 3,000,000 shares of Class B Stock into 3,000,000 shares of Common Stock, pursuant to the Articles of Incorporation of the Company, as amended (the "Conversion").

               On September 5, 1997, the Board of Directors of the
Company, in furtherance of the plan approved by the Board of Directors of the Company on February 12, 1997 to separate its operations along business lines into three separate, publicly traded companies through two spin-offs, took the following actions: (i) pursuant to and subject to satisfaction of the conditions contained in the Distribution Agreement dated September 5, 1997 among the Company, RCN Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("RCN"), and Cable Michigan, Inc., a Pennsylvania corporation and wholly owned subsidiary of the Company ("Cable Michigan"), declared a distribution (the "Distribution") to be made on September 30, 1997 (the "Distribution Date") of all issued and outstanding shares of common stock, par value $1.00 per share ("RCN Common Stock"), of RCN and all issued and outstanding shares of common stock, par value $1.00 per share ("CM Common Stock"), of Cable Michigan to holders of record of Common Stock and Class B Stock as of the close of business on September 19, 1997 (the "Record Date") on the basis of one share of RCN Common Stock for every share of Common Stock or Class B Stock held of record on the Record Date and one share of CM Common Stock for every four shares of Common Stock or Class B Stock held of record on the Record Date and (ii) approved a reverse stock split (the "Reverse Stock Split") , whereby every three shares of Common Stock issued and outstanding shall be combined into two validly issued, fully paid and nonassessable shares of Common Stock, and every three shares of Class B Stock issued and outstanding shall be combined into two validly issued, fully paid and nonassessable shares of Class B Stock. The Reverse Stock Split is subject to the approval of the stockholders of the Company of an amendment to the Articles of Incorporation of the Company to effect the Reverse Stock Split, and a proposal to approve such amendment is to be presented for a vote at the Annual Meeting of stockholders of the Company on October 1, 1997 (the "1997 Annual Meeting"). The Distribution is subject to certain conditions, and there can be no assurances that any transaction will be affected. The Distribution Date and the Record Date are subject to change. There can be no assurances that the Reverse Stock Split will be affected.

               On September 5, 1997, the Board of Directors of the Company approved the amendment of its Articles of Incorporation for the purpose of changing its name to "Commonwealth Telephone Enterprises, Inc." The Company plans to effect such amendment of its Articles of Incorporation by filing an appropriate amendment with the Department of the State of the Commonwealth of Pennsylvania after the Annual Meeting.

               The Board of Directors of the Company is divided into three classes. David C. McCourt, David C. Mitchell, Daniel E. Knowles and Walter Scott, Jr. are members of Class I whose term will expire at the 1997 Annual Meeting. These individuals have been nominated to be re-elected at the 1997 Annual Meeting. Robert E. Julian, Frank M. Henry, Eugene Roth, Michael B. Yanney and Bruce C. Godfrey are members of Class II with terms expiring in 1998. James Q. Crowe, Stuart E. Graham, Richard R. Jaros and Michael J. Mahoney are members of Class III with terms expiring in 1999.

               It is anticipated that after the Distribution, (i)  Robert
E. Julian, Michael B. Yanney and Bruce C. Godfrey will resign from their positions as Directors in Class 2, (ii) Michael I. Gottdenker and John J. Whyte will be selected by the Board of Directors to fill two of the vacancies in Class 2, (iii) the Board of Directors will eliminate the additional vacancy in Class 2, create a vacancy in Class 3, and select Bruce C. Godfrey to fill the vacancy so created."

               Item 5. Interest in Securities of the Company. The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) Kiewit Telecom owns 11,226,262 shares of Common Stock, representing 48.44% of the outstanding Common Stock, and 2,094,223 shares of Class B Stock, representing 48.60% of the outstanding Class B Stock (collectively, the "Company Shares"). Common Stock has one vote per share and the Class B Stock has 15 votes per share, and consequently, Kiewit Telecom is entitled to cast 42,639,607 (48.56%) of the 87,807,730 total votes of all outstanding shares of Common Stock and Class B Stock.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 2,094,223 shares of Class B Stock owned by Kiewit Telecom (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 13,320,485 shares of Common Stock representing 52.71% of the 25,270,058 shares of Common Stock then outstanding.

                Kiewit Telecom owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of Kiewit Telecom, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

               David McCourt is the beneficial owner of 8,636 shares of Common Stock and 6,000 shares of Class B Stock representing less than .1% of the shares of the outstanding Common Stock and Class B Stock, respectively.(1) Mr. McCourt has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. Mr. McCourt disclaims beneficial ownership of 225 shares of Common Stock beneficially owned by his wife.

- ------------
    (1) Does not include 18,169 shares of Common Stock issued to Mr. McCourt as a matching contribution under the C-TEC Executive Stock Purchase Plan. Such shares are unvested and subject to forfeiture. Mr. McCourt has sole power to vote such shares.

               James Q. Crowe is the beneficial owner of 416 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Richard R. Jaros is the beneficial owner of 380 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Walter Scott, Jr. is the beneficial owner of 416 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on September 2, 1997.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best knowledge of the Kiewit Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock or Class B Stock.

               (c) Except for the Conversion, no transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(2)

- ------------
     (2) Excludes purchases of Common Stock by the Plan Administrator of the C-TEC Employee Stock Purchase Plan on behalf of David McCourt, excludes shares issued to Mr. McCourt as a matching contribution under the C-TEC Executive Stock Plan and excludes shares issued pursuant to the Company's 1997 Non-Management Directors' Stock Compensation Plan.

               (d)  Inapplicable.

               (e)  Inapplicable."

               Item 7. Material to be Filed as Exhibits. The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

               "Exhibit 8: Distribution Agreement dated as of September 5, 1997 among C-TEC Corporation, a Pennsylvania Corporation, Cable Michigan, Inc., a Pennsylvania Corporation, and RCN Corporation, a Delaware corporation. Filed as Exhibit 2.1 to Amendment No. 2 to the Form 10/A of RCN Corporation (Commission File No. 0-22825) and incorporated herein by reference."



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

               Date: September 5, 1997



                                            KIEWIT TELECOM HOLDINGS INC.

                                               /s/ Steven L. George
                                            By:___________________________
                                               Name:  Steven L. George
                                               Title: Vice President






                                                             Schedule A





     DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT TELECOM HOLDINGS INC.

The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Telecom Holdings Inc. are set forth below.


Name and                                                                    Principal Occupation or
Office Held                       Business Address          Citizenship     Employment
- ------------------------------    ---------------------    -------------    --------------------------
David C. McCourt                  105 Carnegie Center           USA         Chairman,
President,                        Princeton, NJ 08540                       Chief Executive Officer,
Director                                                                    C-TEC Corporation

Steven L. George                  1000 Kiewit Plaza             USA         Vice President, KDG
Vice President                    Omaha, NE 68131

Matthew J. Johnson,               1000 Kiewit Plaza             USA         Vice President-Legal,
Vice President and                Omaha, NE 68131                           PKS
Secretary

James Q. Crowe                    1000 Kiewit Plaza             USA         President, Chief
Director                          Omaha, NE 68131                           Executive Officer, KDG

Walter Scott, Jr.                 1000 Kiewit Plaza             USA         Chairman, President,
Director                          Omaha, NE 68131                           Director, PKS

R. Douglas Bradbury               1000 Kiewit Plaza             USA         Executive Vice
Vice President and                Omaha, NE 68131                           President and Chief
Director                                                                    Financial Officer, KDG





                                                           Schedule B




       DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS' INC.


The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons' Inc. ("PKS") are set forth below.

                                                                                    Principal
Name and                               Business                                     Occupation
Office Held                            Address                      Citizenship     or Employment
- -----------------------------------    ------------------------    -------------    --------------------
Walter Scott, Jr.                      1000 Kiewit Plaza                USA         President,
President, Chairman,                   Omaha, NE 68131                              Chairman, PKS
Director

William L. Grewcock                    1000 Kiewit Plaza                USA         Vice Chairman,
Vice Chairman,                         Omaha, NE 68131                              PKS
Director

Kenneth E. Stinson                     1000 Kiewit Plaza                USA         Chairman, Chief
Executive Vice President,              Omaha, NE 68131                              Executive
Director                                                                            Officer, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Richard R. Jaros                       1000 Kiewit Plaza                USA         Former
Director                               Omaha, NE 68131                              President, KDG

Richard Geary                          215 V Street                     USA         President, Kiewit
Director                               Vancouver, WA 98661                          Pacific Co.

James Q. Crowe                         1000 Kiewit Plaza                USA         President, Chief
Executive Vice President,              Omaha, NE 68131                              Executive
Director                                                                            Officer, Director,
                                                                                    KDG

George B. Toll, Jr.                    1000 Kiewit Plaza                USA         Executive Vice
Director                               Omaha, NE 68131                              President, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Peter Kiewit, Jr.                      2600 N. Central Ave.             USA         Attorney
Director                               Phoenix, AZ 85004

Robert B. Daugherty                    Guarantee Centre                 USA         Chairman,
Director                               Suite 225                                    Valmont
                                       Omaha, NE 68114                              Industries Inc.

Charles M. Harper                      One Central Park Plaza           USA         Former
Director                               Suite 1500                                   Chairman, RJR
                                       Omaha, NE 68102                              Nabisco
                                                                                    Holdings Corp.

Richard W. Colf                        215 V Street                     USA         Senior Vice
Director                               Vancouver, WA 98661                          President,
                                                                                    Kiewit Pacific
                                                                                    Co.

Bruce E. Grewcock                      1000 Kiewit Plaza                USA         Chairman,
Director                               Omaha, NE 68131                              Kiewit Mining
                                                                                    Group Inc.

Matthew J. Johnson                     1000 Kiewit Plaza                USA         Vice President -
Vice President - Legal                 Omaha, NE 68131                              Legal, PKS

Tait P. Johnson                        1000 Kiewit Plaza                USA         President,
Director                               Omaha, NE 68131                              Gilbert Industrial
                                                                                    Corporation

Ann C. McCulloch                       1000 Kiewit Plaza                USA         Vice President,
Vice President, Treasurer              Omaha, NE 68131                              Treasurer, PKS

Thomas C. Stortz                       1000 Kiewit Plaza                USA         Vice President,
Secretary                              Omaha, NE 68131                              General
                                                                                    Counsel, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Eric J. Mortensen                      1000 Kiewit Plaza                USA         Controller, PKS
Controller                             Omaha, NE 68131

Douglas A. Obermier                    1000 Kiewit Plaza                USA         Stock Registrar,
Stock Registrar and                    Omaha, NE 68131                              PKS
Assistant Secretary

Tobin A. Schropp                       1000 Kiewit Plaza                USA         KDG Tax
Assistant Secretary                    Omaha, NE 68131                              Department

Allan K. Kirkwood                      10704 Shoemaker Ave.             USA         Senior Vice
Director                               Santa Fe Springs, CA                         President, Kiewit
                                       90670                                        Pacific Co.